November 21, 2012

Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Re: USCorp

We have read the statements included under Item 4.01 of Form 8-K to be filed by USCorp. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, New Jersey